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                                                             Exhibit (a)(5)(iii)

                            VINCOR INTERNATIONAL INC.

                         COMMENCES ITS TENDER OFFER FOR

                               R.H. PHILLIPS, INC.

       Mississauga, Ontario and Esparto, California, September 7, 2000 - Vincor International Inc. (VN-TO) and R.H. Phillips, Inc. (RHPS-NASDAQ) jointly announced that Vincor has commenced its cash tender offer for the outstanding common shares of R.H. Phillips. The Vincor offer, at a price of US$7.00 for each R.H. Phillips share, was previously announced by Vincor and R.H. Phillips on August 28, 2000. The offer is open for twenty business days and will expire at midnight, New York City time, on October 4, 2000 unless extended.

       The Board of Directors of R.H. Phillips has unanimously recommended that R.H. Phillips shareholders tender their shares in the Vincor offer. The directors of R.H. Phillips received the unanimous recommendation in favour of the transaction from a Special Committee of directors. The recommendation of R.H. Phillips' Board is included in R.H. Phillips' Solicitation/Recommendation Statement which has been mailed today to R.H. Phillips shareholders together with Vincor's offer to purchase.

       Among the factors considered by the Special Committee in recommending the transaction are the following:

       - an opinion from First Security Van Kasper, financial advisor to the Special Committee and the Board, that the merger consideration is fair to the shareholders of R.H. Phillips from a financial point of view

       - the US$7.00 offer price represents a premium of approximately 250% over the closing price of the shares on NASDAQ on the day prior to the announcement that R.H. Phillips was conducting merger discussions

       - holders of approximately 30% of the issued shares have agreed to support the transaction

       - Vincor's experience and track record of successfully completing acquisitions

       John Giguiere, Co-President of R. H. Phillips stated "The statement our board is sending today to our shareholders sets out the unanimous recommendation to shareholders to tender to Vincor's offer. The offer itself describes the steps our shareholders need to take to participate in the offer. We encourage all R.H. Phillips shareholders to start taking the appropriate steps now."

       R.H. Phillips, Inc. common stock is traded on the NASDAQ under the symbol "RHPS." R. H. Phillips, Inc. produces and sells premium varietal table wines. It is located in the Dunnigan Hills Viticultural Region, which is situated near the wine regions of Napa and Sonoma, California. The winery specializes in the production of Chardonnay and Syrah, a Mediterranean varietal, and produces both premium and super premium wines.

       Vincor International Inc. is Canada's leading producer and marketer of wines and related products with leading brands in all segments of the market. Vincor owns and operates wineries

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in British Columbia, Ontario, Quebec and New Brunswick, and markets wines produced from grapes grown in the Niagara Peninsula of Ontario and the Okanagan Valley of British Columbia. Vincor's premium brands include Inniskillin, Jackson-Triggs, Sumac Ridge, Hawthorne Mountain and Sawmill Creek. Vincor generated net sales of CN$268.2 million for its fiscal year ended March 31, 2000.

       Vincor's common stock is listed on The Toronto Stock Exchange under the symbol "VN."

       For further information about the tender offer and a copy of the tender offer materials, please contact the Information Agent for the Offer, MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.

       For further information contact:


Donald L. Triggs                                 Mike Motroni
President and Chief Executive Officer            Chief Financial Officer
Vincor International Inc.                        R.H. Phillips, Inc..
(905) 564-6900                                   (530) 662-3215